Filed by Equity One, Inc. and UIRT Holding Corp.
                           Pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended Subject Company: Equity One, Inc. and UIRT Holding Corp.
                           Registration No. 333-64272

Investors and security holders are urged to read the proxy statement/prospectus that is included in the Amendment No. 1 to Registration Statement on Form S-4 (Registration No. 333-64272) filed jointly by Equity One, Inc. ("Equity One") and UIRT Holding Corp. ("UIRT Holding") with the SEC on August 1, 2001 in connection with Equity One's proposed acquisition of United Investors Realty Trust ("UIRT") because it contains important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other relevant documents filed by Equity One, UIRT Holding and UIRT with the SEC at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and such other documents may also be obtained for free from Equity One by directing such requests to Equity One, Inc., 1696 NE Miami Gardens Drive, North Miami Beach, Florida 33179, Attention: Investor Relations (telephone: (305) 947-1664).

The following communications contain forward-looking statements that are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. Factors that could postpone or prevent the closing of the UIRT acquisition or the acquisition by Equity One of Centrefund Realty (U.S.) Corporation, or CEFUS, as discussed in the attached communications, include the failure to receive the necessary approval from the UIRT shareholders, changes in macro-economic conditions that have a material adverse effect on Equity One, UIRT or CEFUS; and material decreases in Equity One's stock price. In addition, Equity One is subject to other risks, which are described in Equity One's filings with the Securities and Exchange Commission.



           THE FOLLOWING PRESS RELEASE WAS ISSUED BY EQUITY ONE, INC.
                              ON SEPTEMBER 14, 2001

                                Equity One, Inc.
                                1696 NE Miami Gardens Drive
     (GRAPHIC OMMITED)          North Miami Beach, FL  33179
                                (NYSE: EQY)


FOR FURTHER INFORMATION:
Chaim Katzman, CEO
Howard Sipzner, CFO
Michele Guard, Investor Relations
305-947-1664

     FOR IMMEDIATE RELEASE:

     September 14, 2001



  EQUITY ONE, INC. CLOSES SALE OF 650,000 SHARES TO ALONY HETZ FOR $7.1 MILLION
  -----------------------------------------------------------------------------

North Miami Beach, FL, September 14, 2001 -Equity One, Inc. (NYSE: EQY) announced today that Alony Hetz Properties & Investments, Ltd. ("Alony Hetz") has exercised its remaining warrant to purchase 650,000 shares of common stock of Equity One at a price of $10.875 per share. The warrant was issued in October 2000 pursuant to agreements in which Alony Hetz agreed to purchase up to $32 million of Equity One common stock prior to December 31, 2002, which purchase is now complete. The proceeds of $7,068,750 will be used by Equity One for general corporate purposes and to fund a portion of the consideration and costs associated with Equity One's previously announced acquisition of United Investors Realty Trust, a Texas real estate investment trust ("UIRT").

After today's purchase, Alony Hetz's will own 2,981,000 shares of Equity One common stock (or approximately 10.5% of Equity One's outstanding common stock on a fully diluted basis). Assuming the completion of the previously announced acquisitions of Centrefund Realty (U.S.) Corporation ("CEFUS") and UIRT, Alony Hetz will own approximately 10.6% of Equity One's common stock. The completion of these acquisitions is subject to customary closing conditions, including in the case of the UIRT acquisition, the approval of the UIRT shareholders. The shares purchased by Alony Hetz pursuant to the October 2000 agreements are restricted securities subject to future registration rights.

ABOUT EQUITY ONE, INC.

Equity One, Inc. (NYSE:EQY) is a self-administered, self-managed real estate investment trust that principally acquires, renovates, develops and manages community and neighborhood shopping centers anchored by national and regional supermarket chains. The Company's portfolio currently consists of 33 properties, primarily located in metropolitan areas of Florida, encompassing 24 supermarket-anchored shopping centers, 1 drug store-anchored shopping center, 2 other retail-anchored shopping centers, 5 commercial properties and 1 development site. Assuming that the pending CEFUS and UIRT transactions close, Equity One will own a total of 84 properties, primarily located in metropolitan areas of Florida and Texas, encompassing 54 supermarket-anchored shopping centers, 6 drug store-anchored shopping centers, 18 other retail-anchored shopping centers, 6 commercial properties and 1 development site, as well as interests in 5 joint ventures. For more information, please visit Equity One's website at www.equityone.net.

ABOUT ALONY HETZ PROPERTIES & INVESTMENTS, LTD.

Alony Hetz is an Israeli corporation traded on the Tel-Aviv Stock Exchange that specializes in real estate investments in Great Britain, the United States and Canada.

FORWARD LOOKING STATEMENTS

Certain matters discussed in this press release constitute forward-looking statements within the meaning of the federal securities laws. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could postpone or prevent the closing of the CEFUS or UIRT acquisitions include the failure to receive the necessary approval from the UIRT shareholders, changes in macro-economic conditions that have a material adverse effect on Equity One, UIRT or CEFUS; and material decreases in Equity One's stock price. In addition, Equity One is subject to other risks, which are described in Equity One's filings with the Securities and Exchange Commission.